Exhibit 99.1

Brookfield Asset Management Inc.

News Release

Brookfield Asset Management and The Fairholme Fund Reach Agreement on Exchange of Fairholme’s General Growth Shares for Brookfield Shares

-	Brookfield Consortium Increases Interest in General Growth

-	Fairholme Acquires 4.5% Interest in Brookfield

Toronto, Ontario, January 18, 2011 - Brookfield Asset Management Inc. (TSX/NYSE: BAM; EURONEXT: BAMA) today announced it has signed an agreement to acquire 113.3 million common shares in General Growth Properties Inc., a leading U.S. mall operator, from the Fairholme Fund, in a transaction valued at approximately $1.7 billion. The transaction increases Brookfield’s consortium’s ownership of General Growth from approximately 27% to 38%.

Brookfield will issue 27.5 million Class A shares valued at $907 million to Fairholme based on stock market prices and pay $804 million in cash from general corporate sources to acquire the General Growth shares. On completion of the transaction, Fairholme will own a 4.5% equity interest in Brookfield.

Fairholme is selling its entire common share holding in General Growth, but continues to own warrants to acquire common shares in General Growth.

“We are pleased to have this opportunity to substantially increase our ownership in General Growth’s market dominant portfolio of premier shopping malls at an attractive valuation,” said Bruce Flatt, Chief Executive Officer of Brookfield. “Fairholme’s team provided unwavering support during the recapitalization of General Growth and as one of the top performing mutual fund managers of the last decade, we welcome them as investors in Brookfield.”

Fairholme has agreed to certain restrictions on the acquisition of additional shares of Brookfield. Brookfield’s purchase of Fairholme’s shares in General Growth complies with the agreement entered into at the time of the restructuring of General Growth, which limits the Brookfield consortium’s ownership to 45% of General Growth.

Brookfield Asset Management Inc., focused on property, renewable power and infrastructure assets, has over $100 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

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For more information, please visit our web site at www.brookfield.com

Media	Investor Relations
Andrew Willis SVP, Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations and Communication Tel: (416) 369-8246 Fax: (416) 363-2856 Email: kvyse@brookfield.com
This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The securities referenced herein have not been registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of such Act or laws.

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will,” “can,” “may,” “would” and “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements.  Forward-looking statements in this press release include statements with respect to the consummation of the acquisition of the shares of General Growth Properties, Inc. from Fairholme and the benefits thereof.  Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. There can be no assurance that the proposed transaction will be consummated or that the anticipated benefits will be realized. The proposed transaction is subject to the fulfilment of certain conditions, and there can be no assurance that such approvals will be obtained and/or such conditions will be met. When relying on forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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